

September 30, 2013

Via E-mail
David H. Murdock
Chairman and Chief Executive Officer
Dole Food Company, Inc.
One Dole Drive
Westlake Village, CA  91362

> **Re:     Dole Food Company, Inc.**
> **Amended Schedule 13E-3 filed by Dole Food Company, Inc., et al.**
> **Filed September 20, 2013**
> **File No. 005-33795**
>
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed September 20, 2013**
> **File No. 001-04455**

Dear Mr. Murdock:

We have reviewed your amended and revised filings and your responses to the comments in our letter dated September 17, 2013, and have the following additional comments.

Amended Schedule 13E-3

1. We disagree with your response to our prior comment 3.  File the Fee Letter.  See Item 1016(b) of Regulation M-A.

2. We note that you have withdrawn your request for confidential treatment with respect to Exhibit (c)(9).  As discussed, please re-file the exhibit in its entirety.

Revised Preliminary Proxy Statement on Schedule 14A

General

3. We note your response to our prior comment 6, including your representation that "no report, as defined in Item 1015 of Regulation M-A," was prepared by Castle & Cooke and CBRE for Dole concerning Dole's land holdings.  Please tell us whether Dole or any of Dole's affiliates actually received a report from Castle & Cooke or CBRE and, if so, provide the disclosure required by Item 1015 of Regulation M-A.  We are of the view that any such report or appraisal would be "materially related" to this Rule 13e-3

transaction within the meaning of Item 1015, even if it was not prepared specifically for the going-private transaction.  Refer to <u>Charles L. Ephraim</u> (September 30, 1987) (regarding purchase price allocation review reports which were prepared in connection with previous acquisitions undertaken by the company) and <u>In the Matter of Meyers Parking System, Inc.</u>, Exchange Act Release No. 34-26069 (September 12, 1988) (regarding property appraisals).

4.  We note your response to our prior comment 8 and reissue.  Item 1014(a) of Regulation M-A requires a statement as to whether each filing person reasonably believes that the Rule 13e-3 transaction is fair or unfair "to unaffiliated security holders."  Your statement of the fairness determination throughout the disclosure in terms of fairness to "Dole and the Disinterested Stockholders" refers to a broader cohort than that specified in Item 1014 insofar as it includes additionally (a) the issuer as a whole and (b) the company's directors and executive officers, whom we view as affiliates of the issuer.  Please revise throughout the proxy statement.

<u>Summary Term Sheet, page 1</u>

5.  We note the revisions made in response to our prior comment 11.  Please revise the Summary Term Sheet to include an entry for the fairness determination made by the company.

<u>Fairness Determination by Purchaser Parties and Castle Filing Persons, page 5</u>

6.  We note your response to our prior comment 9.  Please revise to clarify, as disclosed on page 35, that for purposes of disclosure in this section (concerning the fairness determination of the Purchaser Parties and the Castle Filing Persons) the term "Purchaser Parties" includes the Murdock Trust.

<u>Special Factors, page 11</u>

<u>Background of the Merger and Special Committee Proceedings, page 11</u>

7.  We note on June 27, 2013 it was determined that Lazard would contact the two stockholders who submitted letters expressing concerns with Mr. Murdock's proposal. Please revise this section to briefly summarize the details and substance of such conversations.

8.  We note your response to our prior comment 18.  Revise your disclosure to describe *all* alternatives to the going private transaction (in this respect, we note your use of the phrase "such as" on page 16 and the reasons for the rejection of all other alternatives considered.  See Item 1013(b) of Regulation M-A.

9. We note your response to our prior comment 20 and the revised disclosure that Mr. Murdock's position "was later communicated to Party C." Disclose who communicated Mr. Murdock's position and indicate when the position was communicated to Party C. We also reissue the portion of the comment that requested disclosure about the reasons for Mr. Murdock's rejection of a transaction with Party C.

10. We note on July 25 and July 26, 2013 that Mr. Conrad and Lazard contacted five significant stockholders and that such stockholders indicated that they would be amenable to a transaction at an appropriate price. Please advise, with a view towards revised disclosure, whether these significant stockholders indicated a price or price range that would be appropriate.

11. Your disclosure states that on August 27, 2013 Party B and Party E met separately to discuss the prospects with Dole. Please advise, with a view towards revised disclosure, whether Party B or Party E indicated a price or price range in these discussions.

Reasons for the Merger; Recommendation of the Special Committee, page 24

12. We note the amendment to the merger agreement on September 19, 2013. Please revise to describe how the special committee considered the shareholder approval requirement as structured prior to the amendment to the merger agreement.

13. Disclose the substance of your response to our prior comment 27.

14. We note your response to our prior comment 29. Disclose whether the special committee considered the additional impediment to parties other than Mr. Murdock arising from the need to obtain the approval of the company's lenders to acquire the company.

15. Given that the lenders carved out from the change-of-control provision an acquisition by Mr. Murdock, and given that Mr. Murdock has acquired the company and taken it private more than once previously, please disclose whether at the time the change-of-control provision was instituted (or amended to carve out a transaction with Mr. Murdock) there was any consideration of the possibility that Mr. Murdock would take the company private again. Alternatively, disclose why a transaction with Mr. Murdock was carved out.

Opinion of Financial Advisor to the Special Committee, page 29

16. We note your response to our prior comment 31 and reissue in part. We note your disclosure on page 17 that Lazard reviewed the Prior 3-Year Plan. Please revise the third paragraph of this section to clarify that Lazard reviewed the Prior 3-Year Plan.

<u>Discounted Cash Flow Analysis, page 32</u>

17. We reissue our prior comments 33 and 34 as to our request that you show how the data used in each analysis resulted in the multiples/values disclosed.

18. We note your response to our prior comment 34.  Refer to the following sentence on page 32: "The range of perpetuity growth rates used in the second method was based on Lazard's professional judgment with respect to the prospects for Dole, and was supported by the following implied terminal exit multiples (which exceed the mean and median trading multiples of the Selected Companies described below)."  Please disclose the rationale for Lazard's professional judgment.

19. On a related note, it appears that the support Lazard obtained from the "implied terminal exit multiples" creates a circular argument.  Please explain why Lazard used the results of the analyses as support for its own professional judgment applied to the analyses' inputs.

<u>Public Company Benchmarks, page 33</u>

20. We note your response to our prior comment 35.  Refer to the following sentence on page 33: "Based on its professional judgment, Lazard considered that EBITDA multiples were the appropriate metrics to use, and did not refer to P/E multiples in its analysis."  Please disclose the rationale for Lazard's professional judgment.

<u>Precedent Transaction Benchmarks, page 33</u>

21. We note your response to our prior comment 36.  Refer to the following sentence on page 34: "Based on the foregoing calculations and its professional judgment, Lazard applied multiples of 8.0x to 9.0x to Dole's last twelve months of EBITDA in order to calculate an implied equity value per share range, recognizing that the mean and median multiples referenced above are on the low end of such range."  Please disclose the rationale for Lazard's professional judgment.

<u>Miscellaneous, page 34</u>

22. We note your response to our prior comment 37 and reissue.  Refer to the second paragraph.  We note that Lazard is entitled to "an additional fee based in part upon the amount by which the per share price achieved in a transaction exceeds $13.20, together with an optional component to be determined by the Special Committee in its discretion, equal to between $3 million and $5.5 million in the aggregate, payable upon consummation of a transaction."  We note that the above summary does not appear to accurately summarize Section 4(c) of the Lazard engagement letter dated June 24, 2013. In this regard, we note that the additional fee appears to consist of three components, namely a base fee component, an incentive fee component and a discretionary fee

component.  Please revise to clearly summarize the additional fee payable to Lazard in connection with this engagement to include how such fee is calculated.  Refer to Item 1015(b)(4) of Regulation M-A.

Consultation with Deutsche Bank, page 37

General, page 45

23. We note your response to our prior comment 39.  We further note that Deutsche Bank is providing a portion of the debt financing in connection with the proposed transaction. Notwithstanding your argument in response to our prior comment 3, Item 1015(b)(4) of Regulation M-A requires disclosure of "any compensation received or to be received" as a result of any disclosed relationship.  Please revise this section to disclose the fees to be earned by Deutsche Bank or any Deutsche Bank affiliate in connection with the debt financing of this proposed transaction.

Projected Financial Information, page 50

24. We note your response to our prior comment 42 and reissue in part.  We note in your response that Mr. Murdock and his financial advisor had access to the Prior 3-Year Plan. As certain filing persons or their financial advisors had access to the Prior 3-Year Plan projections, please revise to disclose such projections and include the key assumptions relied upon by management in the preparation of the Prior 3-Year Plan.

Management Projections, page 50

25. We note your response to our prior comment 44 and reissue.  Refer to the first full paragraph on page 52.  Your revised disclosure does not provide the actual specific assumptions which are the most significant to understanding the basis for and limitations of the management projections.  Please revise to fully describe the key assumptions relied upon by management in the preparation of the Management 5-Year Projections.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Donald E. Field at (202) 551-3680, Alexandra M. Ledbetter, Office of Mergers and Acquisitions, at (202) 551-3317, or me at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc:    Via E-mail
       Jonathan Layne
       Gibson, Dunn & Crutcher LLP